Exhibit 3.3

Amendment

to the

Articles of Association

CYBERARK SOFTWARE LTD.

Article 71(a) and (b) of the existing Articles of Association of CyberArk Software Ltd. (the “Articles”) shall read as follows:

“(a) Size of the Board. The Board shall consist of up to nine (9) members.”

“(b) Composition of the Board. (i) For so long as the JVP Entities hold in the aggregate at least 25% of the issued and outstanding share capital of the Company on an as-converted basis to Ordinary Shares, JVP shall be entitled to appoint two (2) Directors and for so long as it holds at least the Threshold Amount, JVP shall be entitled to appoint one (1) Director; (ii) for so long as the Goldman Entities hold in the aggregate at least the Threshold Amount, Goldman Sachs shall be entitled to appoint one (1) Director; (iii) subject to Article 71(b1) below, for so long as the Original Investors (jointly or severally) hold at least the Threshold Amount, the Original Investors shall be entitled to appoint one (1) Director, and for so long as the Original Investors (jointly or severally) hold at least one and two thirds percent (1.66%) of the issued and outstanding share capital of the Company (and less than the Threshold Amount), the Original Investors shall be entitled to appoint one (1) observer and the provisions of Article 71(c) below shall apply; (iv) one (1) Director shall be the CEO of the Company; (v) one (1) Director shall be an industry expert nominated by JVP, for so long as JVP holds at least the Threshold Amount, and approved by the Preferred Super Majority; (vi) one (1) Director shall either be (A) until the earlier of (x) such date that Vertex ceases to hold the Threshold Amount, and (y) the consummation of the Company’s IPO, a person appointed by Vertex, or(B) an industry expert (who, for so long as Goldman Sachs holds at least the Threshold Amount, shall be recommended by Goldman Sachs) appointed by the holders of the Preferred Majority; and (vii) up to two (2) Directors shall be persons that qualify as External Directors (as defined in the Companies Law) and shall be appointed by a resolution of the Board, with the intent that they serve as External Directors in anticipation of an IPO. For so long as each of Vertex and Goldman Sachs is entitled to appoint or recommend the appointment of such director pursuant to (A) above, the Directors referred to in (A) and (B) above shall rotate every six months (or, if such Director was not appointed by the entitled party in accordance with the preceding sentence, then such seat shall be vacant during such period, subject, however, to the other party’s right to appoint an observer during such period as mentioned below). At the end of each six-month term described in (vi) above, such entitled party shall be entitled to appoint an observer (and if such entitled party had appointed a Director during such then ending term then such appointee shall become an observer in lieu of a Director) and the provisions of Article 71(c) below shall apply to him/her until he/she is appointed to be a Director or is replaced pursuant to this Article 71 or Article 72 below. Without derogating from the foregoing paragraph, for and for so long as Vertex hold at least one and two thirds percent (1.66%) of the issued and outstanding share capital of the Company (and less than the Threshold Amount), Vertex shall be entitled to appoint one (1) observer and the provisions of Article 71(c) below shall apply.”

Article 72(a) of the Articles shall be amended in its entirety to read as follows:

“72.(a) Any Shareholder(s) entitled hereunder to appoint a member to the Board shall also be entitled to remove its appointee to the Board and appoint another member in his stead. All appointments to and removals from the Board shall be effected by a letter of appointment or removal, delivered to the Company, and shall be effective as of the date of delivery or the date specified in such letter, whichever is later; provided that notwithstanding the foregoing, the removal of each Director appointed pursuant Article 71(b)(v) above at the end of the applicable 6-month term shall be effected automatically and shall not be subject to the receipt by the Company of a letter of removal. The Directors appointed pursuant Article 71(b)(vii) above shall be removed by the Board.”

Article 74 (‘Termination of Director’) shall be amended by adding a new Sub-Article (xiii), which shall read as follows:

“(xiii) if a Director’s appointment was pursuant Article 71(b)(vii), upon resolution of the Board.”